

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

MAIL STOP 3561

August 12, 2009

John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

> **Re:** **Buckeye Technologies Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 001-14030**

Dear Mr. Crowe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief